CytoMed Therapeutics Limited

1 Commonwealth Lane

#08-22

Singapore 149544

June 20, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Tim Buchmiller

Re:	CytoMed Therapeutics Limited
Registration Statement on Form F-3, as amended (File No. 333- 288033) Request for Acceleration of Effectiveness

Dear Sir,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CytoMed Therapeutics Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3, as amended be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on June 23, 2025, or as soon thereafter as practicable.

Very truly yours,

CytoMed Therapeutics Limited

By:	/s/ Choo Chee Kong
Name:	Choo Chee Kong
Title:	Chairman and Director